Exhibit 99.1
NEWS RELEASE

Precision Drilling Trust Provides Update On
Acquisition Credit Facilities

Calgary, Alberta, Canada – December 11, 2008
(US dollars)

Precision Drilling Trust (“Precision”, TSX: PD.UN, NYSE: PDS) today announced the expected principal terms of the credit facilities (the “Credit Facilities”) with its banking syndicate, consisting of Royal Bank of Canada, RBC Capital Markets, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., HSBC Bank Canada, HSBC Bank USA, National Association and The Toronto-Dominion Bank (the “Banks”).

In conjunction with the proposed acquisition of Grey Wolf, Inc. (“Grey Wolf”), and as previously disclosed, the Credit Facilities will consist of US$800 million of senior secured term loan facilities and a US$400 million senior unsecured facility which will be used to finance the cash portion of the merger consideration.  The Credit Facilities also include a US$400 million senior secured revolving facility that will be primarily used to finance working capital needs and general corporate purposes of Precision.

Based on consultation with the Banks, it is currently expected that the costs and fees for the Credit Facilities will be more expensive than originally anticipated.

The terms of the financing are expected to include:

•
A blended cash interest rate of approximately 11% per annum before upfront costs, increased from the 8% originally estimated in the pro forma financial information included in Precision’s and Grey Wolf’s proxy statement/prospectus dated October 28, 2008;

•	Additional upfront costs in the form of original issuance discounts and fees of approximately US$76 million which will reduce the proceeds of the financing by a total of approximately US$133 million;

•
Limits on distributions based on 20% of Precision's operating cash flow before changes in working capital, provided that 50% of operating cash flow generated in excess of certain base case projections will also be permitted to be paid as distributions, subject to an overall cap of 30% of  aggregate operating cash flow before changes in working capital;

•	Debt covenants that will limit Precision’s capital expenditures above an agreed base-case, allowing for certain exceptions; and

•
Provisions reserved by the Banks to facilitate syndication of the Credit Facilities for a period following closing which may result in further increases in any or a combination of interest rates, original issue discounts or fees, all subject to certain market-based indexing.

As a consequence, Precision will be pursuing a debt reduction program following completion of its merger with Grey Wolf.  Precision will also be considering its distribution policy and may determine to reduce or suspend monthly cash distributions following completion of the merger.  Additionally, Precision will be re-evaluating its planned capital expenditure program including expansion and upgrade capital expenditures.  Precision will continue its focus on high performance, high value customer service in combination with cost minimization and cash generation.

Precision has advised Grey Wolf of the expected changes in the terms of Precision's Credit Facilities. Precision and Grey Wolf intend to file a supplement to their proxy statement/prospectus with the US Securities and Exchange Commission to reflect the pro forma effect of the Credit Facilities on the combined company, which will be mailed to Grey Wolf shareholders.  Precision remains firmly committed to close its proposed merger with Grey Wolf.

The special meeting of Grey Wolf shareholders remains scheduled for December 23, 2008.  Closing of the merger is anticipated to take place immediately following the special meeting.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”. For more information about Precision, go to http://www.precisiondrilling.com.

For further information please contact:

Precision Drilling Corporation

Kevin Neveu
Chief Executive Officer

Doug Strong
Chief Financial Officer

Telephone:  (403) 716-4500
Fax: (403) 264-0251
4200, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

Cautionary Statements Regarding Forward-Looking Information and Statements

Statements about Precision's expectations and all other statements in this news release other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside of Precision’s control, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to, statements regarding the terms of the Credit Facilities, including the expected impact of restrictive covenants and their effect on Precision's distribution policy and capital expenditure program, and Precision's proposed merger with Grey Wolf, including whether and when the merger will be consummated. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are substantial increases in any or a combination of interest rates, original issue discounts or fees relating to the Credit Facilities, market conditions existing during syndication of the Credit Facilities, failure to receive approval of the Merger Agreement by the shareholders of Grey Wolf and satisfaction of various other conditions to the closing of the merger contemplated by the Merger Agreement.

This news release contains statements that may constitute "forward-looking information" or "forward looking statements" (collectively, "forward-looking information") within the meaning of applicable Canadian securities legislation. This forward-looking information includes, among others, statements regarding plans and expectations, beliefs, goals and objectives and statements about possible future events. Specific forward-looking information contained in this news release includes statements regarding the terms of the Credit Facilities and their effect on Precision's distribution policy and capital expenditure program, and Precision's proposed merger with Grey Wolf and the completion of the merger. Readers are cautioned not to place undue reliance on such forward-looking information. Forward-looking information is based on current expectations and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Precision and described in the forward-looking information contained in this news release. Among the various factors that could cause results to vary materially from those indicated in the forward-looking information include substantial increases in any or a combination of interest rates, original issue discounts or fees relating to the Credit Facilities, market conditions existing during syndication of the Credit Facilities and failure to receive approval of the merger by Grey Wolf’s shareholders. No assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur or, if any of them do so, what benefits Precision will derive therefrom.